Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249981

PROSPECTUS SUPPLEMENT NO. 6
(to Prospectus dated December 9, 2020)

Fisker Inc.
Up to 133,785,596 Shares of Class A Common Stock
Up to 27,760,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 9,360,000 Warrants

This prospectus supplement supplements the prospectus dated December 9, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249981). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 27,760,000 shares of our Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”), which consists of (i) up to 9,360,000 shares of Class A Common Stock that are issuable upon the exercise of 9,360,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the IPO (as defined in the Prospectus) of Spartan Energy Acquisition Corp. (“Spartan”), at an exercise price of $11.50 per share of Class A Common Stock, and (ii) up to 18,400,000 shares of Class A Common Stock that are issuable upon the exercise of 18,400,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the IPO of Spartan, at an exercise price of $11.50 per share of Class A Common Stock.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 133,785,596 shares of Class A Common Stock, including (i) 28,356,906 shares of Class A Common Stock issued pursuant to the Business Combination Agreement (as defined in the Prospectus) as Merger Consideration (as defined in the Prospectus), (ii) 13,358,824 Conversion Shares (as defined in the Prospectus), (iii) 9,360,000 shares of Class A Common Stock that may be issued upon exercise of the Private Warrants, (iv) 13,235,412 Executive Shares (as defined in the Prospectus), (v) up to 19,474,454 shares of Class A Common Stock that may be issued upon exercise of 19,474,454 warrants originally issued in a private placement to Magna International Inc. in connection with entering into a cooperation agreement, at an exercise price of $0.01 per share of Class A Common Stock (the “Magna Warrants”), and (vi) 50,000,000 PIPE Shares (as defined in the Prospectus).

Our Common Stock is listed on the New York Stock Exchange under the symbol “FSR”. On May 6, 2021, the closing price of our Class A Common Stock was $11.37. Following our announcement on March 19, 2021 offering cashless redemption of the Public Warrants, as of April 19, 2021, no Public Warrants or Private Warrants remain outstanding, and the Warrants have been delisted from the New York Stock Exchange.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2021 (May 6, 2021)

Fisker Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38625	82-3100340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1888 Rosecrans Avenue
Manhattan Beach, California 90266
 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (833) 434-7537

N/A
 (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.00001 per share	FSR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition

The information set forth under Item 4.02 is incorporated into this Item 2.02 by reference.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On May 6, 2021, the Audit Committee of the Board of Directors (the “Audit Committee”) of Fisker Inc. (the “Company”), in response to the statement released by the U.S. Securities and Exchange Commission (the “SEC”) with respect to the balance sheet classification of certain contracts that may be settled in an entity’s stock, such as warrants, and after discussion with its current and former independent registered public accounting firms, PricewaterhouseCoopers LLP and Deloitte & Touche LLP, respectively, its valuation firm and its legal advisors, concluded that the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2020 (and auditor’s report thereon) included in the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2020 filed on March 31, 2021 (the “Non-Reliance Period”) should be restated to reflect the impact of this guidance by the SEC and accordingly, should no longer be relied upon. Similarly, any previously furnished or filed reports, related earnings releases, investor presentations or similar communications of the Company describing the Company’s financial results for the Non-Reliance Period should no longer be relied upon.

Background

The Company has historically accounted for its 18,400,000 public warrants (the “Public Warrants”) and 9,360,000 private warrants (the “Private Warrants,” and, together with the Public Warrants, the “Warrants”), issued by Spartan Energy Acquisition Corp. in conjunction with its initial public offering on August 9, 2018, as a component of stockholders’ equity (deficit).   The accounting treatment was based on the Company’s interpretation and application of Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity.  The Company evaluated the provisions within the Warrant Agreement, dated August 9, 2018 (the “Warrant Agreement”), by and between the Company (f/k/a Spartan Energy Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), that arise if future events fundamentally change the ownership or capitalization of the Company, such as a change in control of the entity, or its nationalization.  The Company’s evaluation of potential tender offer scenarios and valuation models associated with the repricing of the Warrants concluded that the underlying economic outcomes would be the same across all classes of common stockholders and Warrant holders in the event of a fundamental change such as a tender offer or when determining the fair value of Warrants using variables consistent with the concepts of fixed-for-fixed inputs for an equity option.  In the Form 10-K, the Company concluded the Warrants satisfied the guidance within ASC 815-40 to permit equity classification, an accounting conclusion consistent with prior years as disclosed in the Company’s audited financial statements included in its registration statement on Form S-1, as amended, effective on December 1, 2020.  Given the complexity of the analysis, the Company disclosed in the Form 10-K, under Item 1A, Risk Factors, the risk that the Company could potentially need to reclassify the Warrants given the potential for an alternative view that the Warrants should be accounted for as a liability and subsequently remeasured through earnings and the corresponding material effect it could have on the Company’s reported financial information.

On March 19, 2021, the Company announced that it would redeem all of its outstanding Public Warrants to purchase shares of the Company’s Class A common stock, par value $0.00001 per share (the “Common Stock”), that were issued under the Warrant Agreement as part of the units sold in the Company’s initial public offering (the “IPO”), for a redemption price of $0.01 per Public Warrant (the “Redemption Price”), that remain outstanding at 5:00 p.m. New York City time on April 22, 2021 (the “Redemption Date”). In addition, in accordance with the Warrant Agreement, the Company’s board of directors elected to require that, upon delivery of the notice of redemption, all Public Warrants would be exercised only on a “cashless basis.” Accordingly, a holder exercising a Public Warrant was deemed to pay the $11.50 per Public Warrant exercise price by the surrender of 0.5046 of a share of Common Stock that such holder was entitled to receive upon a cash exercise of a Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising Public Warrant holders received 0.4954 of a share of Common Stock for each Public Warrant surrendered for exercise.   All 9,360,000 of the Private Warrants to purchase Common Stock that were originally issued under the Warrant Agreement in a private placement simultaneously with the IPO were exercised by the Company’s former sponsor on a cashless basis for 4,907,329 shares of Common Stock during the first quarter of 2021.   The Company paid cash of $2,259 to redeem 225,906 unexercised Public Warrants at the close of the Redemption Date.  As of the filing date of this Current Report on Form 8-K, all Private Warrants have been exercised on a cashless basis and all Public Warrants have been either exercised for cash, on a cashless basis, or redeemed for $0.01 per outstanding unexercised Public Warrant. After the business combination between Spartan Energy Acquisition Corp. and Fisker Inc. (“Legacy Fisker”), the Public and Private Warrants were outstanding for a short time from October 29, 2020 until April 22, 2021.  The Warrants, upon exercise or redemption, increased the Company’s additional paid-in-capital, a component of stockholders’ equity (deficit).

On April 12, 2021, the Staff of the Securities and Exchange Commission issued a public statement (the “Statement”) entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”),” informing market participants that warrants issued by SPACs may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings.  After considering the Statement, the Company re-evaluated its historical accounting for the Warrants and determined that the Company’s Class B common stock gives its holders, the founders of the Company, greater than 80% voting power relative to all Class A common stockholders, and therefore control over decisions that could fundamentally change the ownership or capitalization of the Company. This could create a scenario whereby a tender offer results in cash settlement of the Warrants when there is not an event that is akin to a change in control of the Company. Even though such a scenario is viewed by the Company as remote, ASC 815-40 does not permit probability or likelihood of such an outcome to be determinative.   Therefore, the Company has concluded its Warrants require classification as derivative liabilities to be measured at their fair values and subsequently remeasured through earnings.

The restatement will exclusively relate to consideration of the factors in determining whether to classify contracts that may be settled in an entity’s own stock as equity of the entity or as an asset or liability in accordance with ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity.

In connection with the restatement, the Company’s management reassessed the effectiveness of its disclosure controls and procedures for the periods affected by the restatement. As a result of that reassessment, the Company’s management determined that its disclosure controls and procedures for such periods were not effective. In addition, the Company’s management determined that there was a material weakness in its internal control over financial reporting as of December 31, 2020.  As a result of the restatement, the Company expects to recognize incremental non-operating expense of $75 million to $85 million. The Company expects that there will be no impact to its historically reported cash and cash equivalents, or cash flows from operating, investing or financing activities. The Company anticipates that the impact of remeasuring the Warrants to their fair values on first quarter 2021 non-operating expense will be between $145 million and $155 million. All estimates contained in this report are subject to change as management completes the Form 10-K/A, and the Company’s current and former independent registered public accounting firms have not audited or reviewed these estimates or ranges. An audit of annual financial statements and/or review of quarterly financial statements could result in material changes to these ranges and estimates. Further details and remediation plans will be included in the Company’s Form 10-K/A.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Item 4.02 with the Company’s current and former independent registered public accounting firms, PricewaterhouseCoopers LLP and Deloitte & Touche LLP,  respectively.

Item 7.01 Regulation FD

The information set forth under Item 4.02 is incorporated into this Item 7.01 by reference.

On May 7, 2021, the Company issued a press release related to the matters described in Item 4.02. A copy of the press release is included as Exhibit 99.1 and incorporated herein by reference.

Item 9.01          Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

99.1	Press Release dated May 7, 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 7, 2021	FISKER INC.

	By:	/s/ Geeta Gupta
Dr. Geeta Gupta Chief Financial Officer

Exhibit 99.1

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FOR IMMEDIATE RELEASE
Contact: Fisker Inc.
Simon Sproule, SVP, Communications
310.374.6177
Fisker@GoDRIVEN360.com

Dan Galves, VP, Investor Relations
dgalves@fiskerinc.com
FiskerIR@icrinc.com

FISKER CONFIRMS CHANGE TO WARRANT ACCOUNTING TREATMENT
 FOLLOWING SEC STATEMENT

LOS ANGELES (May 7, 2021) – Fisker Inc. (“Fisker” or “Company”) (NYSE: FSR) announced that, following a statement published by the Staff of the U.S. Securities and Exchange Commission on April 12, 2021 (the “Staff Statement”) regarding the accounting and reporting of warrants issued by special purpose acquisition companies (“SPACs”), the consolidated financial statement filed in its Annual Report on Form 10-K for the year ended December 31, 2020 should be restated.

The restatement will be isolated to this change in accounting treatment, which the Company believes also impacts several hundred companies, and has no impact on historical or forward-looking cash flow and operations of the Company.

The restatement pertains to the accounting treatment for both public and private placement warrants that were outstanding at the time of the business combination of legacy Fisker Inc. with Spartan Energy Acquisition Corp. on October 29, 2020.

As of March 31, 2021, Fisker had approximately 3.4 million public warrants and 0 private placement warrants outstanding, approximately 12% of the 27.76 million warrants originally issued by Spartan Energy Acquisition Corp. As of April 19, 2021, upon the completion of the previously announced cashless warrant redemption, there were no longer any warrants outstanding.

Consistent with market practice among SPACs, these warrants had previously been accounted for as equity. In consideration of the Staff Statement, Fisker intends to account for the warrants as liabilities. The Company preliminarily estimates that the change in accounting method will cause non-cash non-operating expenses in the Statement of Operations for the three and twelve months ended December 31, 2020 to increase by approximately $75 to $85 million. The Company expects that there will be no impact to its historically reported cash and cash equivalents, or cash flows from operating, investing or financing activities. The Company anticipates that the impact of remeasuring the Warrants to their fair values on first quarter 2021 non-operating expense will be between $145 million and $155 million. These estimates are unaudited, preliminary, and subject to change as management completes the restatement.

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About Fisker Inc.

California-based Fisker Inc. is revolutionizing the automotive industry by developing the most emotionally desirable and eco-friendly electric vehicles on Earth. Passionately driven by a vision of a clean future for all, the company is on a mission to become the No. 1 e-mobility service provider with the world’s most sustainable vehicles. To learn more, visit www.FiskerInc.com – and enjoy exclusive content across Fisker’s social media channels: Facebook, Instagram, Twitter, YouTube and LinkedIn. Download the revolutionary new Fisker mobile app from the App Store or Google Play store.

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